[BRASKEM LOGO]

                                   BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 488th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON MAY 27, 2004

On May 27, 2004, at 2:00 PM, at the Company's offices located at Avenida das Nacoes Unidas No. 4777, ZIP Code 05477-000, Sao Paulo/SP, it was held the 488th (four hundred and eighty-eighth) Meeting of the Board of Directors of BRASKEM S.A., attending the undersigned members of the Board of Directors. Absent the Board Members Pedro Augusto Ribeiro Novis and Carlos Alberto de Meira Fontes, who were replaced by their respective alternates Ruy Lemos Sampaio and Edmundo Jose Correia Aires. Also absent, for justified reason, Board Member Luiz Fernando Cirne Lima and his respective alternate. Board Member Newton Sergio de Souza represented Luiz Fernando Cirne Lima according to a letter of representation conveyed to this Board of Directors. Also attended the meeting the President Jose Carlos Grubisich Filho, the Executive Officers Mauricio Roberto de Carvalho Ferro, Paul Elie Altit and Rogerio Affonso de Oliveira, the Secretary of the Board of Directos Mr. Nelson Raso and Dr. Ana Patricia Soares Nogueira. In the absence of the President of the Board of Directors, the Vice President Alvaro Fernandes da Cunha Filho acted as Chairman of the meeting, as provided in Article 22 of the Company's By-Laws, and Dr. Ana Patricia Soares Nogueira acted as Secretary. AGENDA: I) Matters for deliberation: 1) PROPOSALS FOR DELIBERATION: unanimously approved, upon review of the respective subjects, the following Deliberation Proposals ("DP"), previously submitted by the Board of Executive Officers to the members of the Board of Directors, as provided in its Internal Rules, the copies of which were duly filed at the Company's headquarters: a) PD.CA/BAK-10/2004 - Engagement of Independent Auditors, for the purpose of authorizing the Board of Executive Officers to engage PricewaterhouseCoopers Auditores Independentes as external independent auditors, to perform audit services in respect of the annual and quarterly financial statements for the year 2004; b) PD.CA/BAK-11/2004 - Cancellation of Debentures, for the purpose of authorizing the Board of Executive Officers to perform the actions and take the steps required to perform the cancellation of (i) 2,289 (two thousand two hundred and eighty-nine) debentures of the 1st series of the Tenth Issue of Company's Debentures (COPE10) and 945 (nine hundred and forty-five) debentures of the 2nd series of the Tenth Issue of Company's Debentures, and (ii) 5,600 (five thousand six hundred) debentures of the 2nd series of the First Issue of Debentures Convertible into Shares of Trikem S.A.;
c) PD.CA/BAK-12/2004 - Exchange and Acquisition of Shares of Petrobras Quimica S.A. (PETROQUISA) - the subject referred to in PD.CA/BAK-12/2004 was withdrawn from the meeting's agenda, upon the request of some Board Members for a larger period of time for appreciation thereof, which subject shall be reviewed at a meeting of the Board of Directors to be called in due time; d) PD.CA/BAK-13/2004
- Issue of Debentures - upon due review of the proposal submitted by the Board of Executive Officers, the proposal for the issue of debentures was approved, according to the characteristics contained in the respective DP, and the convocation of the Extraordinary Shareholders' Meeting to approve the final terms and conditions of the issue of the debentures was authorized, which such issue should take place as soon as the preparation of the final documents is completed; II) Matters for Knowledge: It was performed a presentation by Executive Officer Rogerio Affonso de Oliveira, responsible for the matter contained in this item II, i.e., the Report on the Olefines Plant II Stoppage;
III) Matters of Company's interest: 1) it was presented by the Financial Officer the model of the following transactions: a)

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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,  s.
301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 - Tel. (11) 3443
9000

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[BRASKEM LOGO]

                                   BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 488th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON MAY 27, 2004

financing for acquisition of national naphtha; and b) securitization of export receivables of EDC/PVC, to be entered into among the Company, Nissho Iwai Corporation and UFJ Bank Limited; IV) ADJOURNMENT - With no other matters to discuss, these minutes were prepared, read, discussed and found conforming, and were signed by all attending Board Members, the Vice President and the Secretary of the Meeting. Sao Paulo/SP, May 27, 2004. [SS: Alvaro Fernandes da Cunha Filho
- Vice-President; Ana Patricia Soares Nogueira - Secretary; Alvaro Pereira Novis; Andre Tapajos Cunha; Edmundo Jose Correia Aires; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; (on his behalf, by Newton Sergio de Souza); Margareth Feijo Brunnet; Newton Sergio de Souza; Ruy Lemos Sampaio]

    I certify that this is a copy of the original recorded on specific book.


                         /s/ Ana Patricia Soares Nogueira
                     ---------------------------------------
                          Ana Patricia Soares Nogueira
                                    Secretary

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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves,  3343,  Centro  Empresarial  Previnor,  s.
301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 -  CEP. 05.477-000 - Tel. (11) 3443
9000